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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)

                            PEPSI-GEMEX, S.A. DE C.V.
                       (Name of Subject Company (Issuer))

                         THE PEPSI BOTTLING GROUP, INC.

                               BOTTLING GROUP, LLC

                  PBG GRUPO EMBOTELLADOR HISPANO-MEXICANO, S.L.
                       (Name of Filing Persons (Offerors))

                            Global Depositary Shares
   (Each representing six Ordinary Participation Certificates of the subject company)

                       Ordinary Participation Certificates
  (Each representing one Series B CommonShare, one Series D Preferred Share and one Series L Limited Voting Share of the subject company)

                  Series B Common Shares, without stated par value
              Series D Preferred Shares, without stated par value*
            Series L Limited Voting Shares, without stated par value*
                         (Title of Class of Securities)

                      713435105 (Global Depositary Shares)
                      (CUSIP Number of Class of Securities)

                             Pamela C. McGuire, Esq.
              Senior Vice President, General Counsel and Secretary
                         The Pepsi Bottling Group, Inc.
                                  One Pepsi Way
                             Somers, New York 10589
                                 (914) 767-6000

                                 With a copy to:

                            Carlos E. Martinez, Esq.
                             Allan R. Williams, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                            New York, New York, 10036
                                 (212) 969-3000
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE
==============================================================================
          Transaction Valuation**           AMOUNT OF FILING FEE
               $885,071,094                        $81,427
==============================================================================
*The Series D Preferred Shares and the Series L Limited Voting Shares are separately registered under Section 12(b) of the Securities Exchange Act of 1934.

**Represents the U.S. dollar equivalent of the aggregate cash consideration to be paid by the filing person for all outstanding Series B Common Shares, Series D Preferred Shares and Series L Limited Voting Shares of the subject company, including those represented by CPOs and GDSs, calculated using the noon buying exchange rate published by the Federal Reserve Bank of New York on October 3, 2002 of Ps.10.131 to US$1.00..
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

[X] Check  the box if any part of the                   Check the appropriate boxes below
    fee is offset as provided  by                       to designate any transactions to
    Rule 0-11(A)(2) and identify the                    which the statement relates:
    filing with which the offsetting fee                [X] Third-party tender offer
    was previously paid. Identify the                       subject to Rule 14D-1.
    previous filing by registration                     [ ] Issuer tender offer subject
    statement number, or the form or                        to Rule 13E-4.
    schedule and the date of its filing.                [X] Going-private transaction
         Amount previously paid: $81,427                    subject to Rule 13E-3.
         Filing party: The Pepsi Bottling Group, Inc.   [ ] Amendment to Schedule 13D
               Bottling Group, LLC                          under Rule 13D-2.
               PBG Grupo Embotellador                   [ ] Check the box if the filing
               Hispano-Mexicano, S.L.                       is a final amendment
         Form or registration No.: 5-46036                  reporting the results of a
         Date filed: October 7, 2002                        tender offer.
 [ ] Check the box if the filing relates
     solely to the preliminary communications
     made before the commencement of a tender
     offer.

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                                 AMENDMENT NO. 2

This amendment No. 2 amends and supplements the statement on Schedule TO filed by The Pepsi Bottling Group, Inc. ("PBG"), a Delaware corporation, Bottling Group, LLC ("BG LLC"), a Delaware limited liability company and the principal operating subsidiary of PBG and PBG Grupo Embotellador Hispano-Mexicano, S.L. ("Embotellador HM"), a Spanish limited liability company and an indirect subsidiary of BG LLC, on October 7, 2002, in connection with a tender offer in the United States (the "U.S. Offer") by PBG, through Embotellador HM, to purchase for cash all of the outstanding Global Depositary Shares (the "GDSs") of Pepsi-Gemex, S.A. de C.V. ("Gemex"), a variable stock corporation organized under the laws of Mexico, and all outstanding Series B Common Shares (the "Shares) and Ordinary Participation Certificates (the "CPOs," and collectively with the Shares and the GDSs, the "Securities") of Gemex held by persons who are not Mexican residents. Each CPO represents one Share, one Series D Preferred Share and one Series L Limited Voting Share. Each GDS represents six CPOs. Simultaneously with the U.S. Offer, Embotellador HM is offering in Mexico (the "Mexican Offer") to purchase all outstanding Shares and CPOs of Gemex, including those held by U.S. residents, on substantially the same terms as the U.S. Offer.

ITEM 1            SUMMARY TERM SHEET

     The information set forth in Exhibit 12(a)(18) is incorporated herein by reference.

ITEM 4            TERMS OF THE TRANSACTION

     The information set forth in Exhibit 12(a)(18) is incorporated herein by reference.

ITEM 12.          EXHIBITS

     The filing persons hereby amend this statement by adding the following exhibit:

     (a)(18) Press release, dated November 1, 2002, announcing the Applicable Exchange Rate and the determination not to withhold Mexican income tax*

         ----------------
         *Filed herewith



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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PBG Grupo Embotellador Hispano-Mexicano, S.L.

November 4, 2002                By: /s/ Inigo Madariaga
                                    --------------------------------------------
                                    Name: Inigo Madariaga
                                    Title: Managing Director


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 The Pepsi Bottling Group, Inc.

November 4, 2002                 By: /s/ Alfred H. Drewes
                                     -------------------------------------------
                                     Name: Alfred H. Drewes
                                     Title: Senior Vice President
                                            & Chief Financial Officer


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 Bottling Group, LLC

November 4, 2002                 By:   /s/ Alfred H. Drewes
                                       -----------------------------------------
                                        Name: Alfred H. Drewes
                                        Title: Principal Financial Officer



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